VIA EDGAR and FEDEX
June 26, 2013
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Kevin L. Vaughn
RE:     NVIDIA Corporation
Form 10-K for the Year Ended January 27, 2013
Filed March 12, 2013
File No. 000-23985

Dear Mr. Vaughn:

On behalf of NVIDIA Corporation (“NVIDIA”), I am responding to comments received from the staff of the Securities and Exchange Commission (the “Staff” and the “Commission”) by letter dated May 20, 2013 (the “Comment”) with respect to NVIDIA's Annual Report on Form 10-K for the year ended January 27, 2013. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff's convenience have been incorporated into this response letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38
Inventories, page 41

1.
We note your disclosure that during the past two fiscal years, your inventory reserve has ranged between 15.0% and 30.6% of your gross inventory balance, with your inventory reserve representing 22.0% of the gross inventory balance at January 27, 2013. Please revise future filings to discuss this variability in greater detail by addressing the factors that have caused your inventory reserve to fluctuate so much in recent years. Provide us with a sample of your proposed revised disclosures.

2.
Further to the above, we note your inventory reserve is relatively significant compared to your gross inventory balance. Please expand your disclosures in future filings to explain the factors that contribute to the large inventory reserve. Provide us with a sample of your proposed revised disclosures.

Response:
NVIDIA respectfully acknowledges the Staff comments and will expand disclosures in future filings to discuss the variability in the range of our inventory reserve including greater detail of factors that have caused fluctuations in recent years. Further, we shall expand disclosure of factors that contribute to the large inventory reserve compared to gross inventory balance. In our Annual Report on Form 10-K for the period ending January 26, 2014, we propose to provide a disclosure similar to the following sample.

“As of January 26, 2014, our inventory reserve was $[ ] million which represented [ ]% of our gross inventory balance. As a percentage of our gross inventory balance, our inventory reserve has ranged between 15.0% and 30.6% during fiscal years 2011 through 2014. Our inventory reserve is primarily comprised of certain older generations GPU and Tegra Processor products. Most of our inventory reserves are recorded based on our inventory levels and future product purchase commitments compared to current assumptions about future demand and market conditions. As a fabless semiconductor company, we must make commitments to purchase inventory based on forecasts of future customer demand. In doing so, we must account for our third-party manufacturers' lead times and constraints. We also adjust to other market factors, such as product offerings and pricing actions by our competitors, new product transitions, and macroeconomic conditions - all of which may impact demand for our products. As these dynamics change, the level of our inventory reserves relative to our gross inventory may fluctuate. For example, during the second quarter of fiscal 2011, rising memory costs and the weakness of the Euro increased end market prices of graphics add-in cards, and the growing economic concerns in Europe and China began to create pressure on discretionary spending. As a result, the market moved towards lower-cost GPUs and PCs with integrated graphics. This unexpected consumer PC market weakness resulted in excess inventory of certain, primarily older generation, products. As a consequence, our results for the second quarter of fiscal 2011 included charges for a large inventory write-down, and our inventory reserve as a percentage of gross inventory increased from 15.0% as of May 2, 2010 to 25.4% as of August 1, 2010. Subsequently, demand for new generation GPU products for desktop and notebook PCs contributed to an increase in GPU revenue and in our assumptions about future demand, which when compared to our inventory levels and future product purchase commitments, resulted in lower GPU inventory reserves and in an overall decrease in inventory reserve as a percentage of gross inventory balance to 20.3% as of July 29, 2012.”

Goodwill, page 43

3.
We note your disclosures on page 44 regarding the quantitative assessment performed in fiscal year 2013. You state that the impairment testing indicated that the fair value of one of your reporting units exceeded the carrying value by only 23%, down from 30% in the prior year. For any reporting units where the fair value does not substantially exceed the carrying value, please revise future filings to provide expanded disclosure. In this regard, disclose the amount of goodwill allocated to the reporting unit, the degree of uncertainty associated with key assumptions and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:
NVIDIA respectfully acknowledges the Staff comments. In accordance with the Staff's proposal, we will revise future filings to provide expanded disclosure for any reporting units where the fair value does not substantially exceed the carrying value, including the amount of goodwill allocated to each such reporting unit, the degree of uncertainty associated with key assumptions and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Note 1 - Organization and Summary of Significant Accounting Polices, page 69
Revenue Recognition, page 70

4.
We note your disclosure here regarding your rebate programs. You state that you accrue for 100% of the potential rebates at the later of the date at which you record the related revenue or the date at which we offer the rebate. With reference to FASB ASC 605-50-25, please explain to us in greater detail why you recognize the full amount of the potential rebates. Discuss why you are not able to reasonably and reliably estimate the amount of rebates that will be claimed by customers. In this regard, please provide us with a rollforward of your rebate accrual balances at each balance sheet date that separately shows the amount of rebates accrued, the amount of rebates paid out and the adjustments to the rebate accruals.

Response:
NVIDIA respectfully acknowledges the Staff's comment. In summary, we recognize the full amount of potential rebates as (1) the uncertainty around the exact end customer who may claim the rebate does not allow for any rebate claim experience to be reasonably and reliably estimated at the end customer level, given the number of rebate programs we offer, and the frequency of change in our related product offerings, and (2) over 95% of the rebates we accrue in the aggregate are eventually claimed.

Sales Channel Overview

We work closely with original equipment manufacturers, or OEMs, contract equipment manufacturers, or CEMs, original design manufacturers, or ODMs, system builders, motherboard manufacturers, and add-in board manufacturers, or AIBs, to define product features, performance, price and timing of new products.

We typically sell our GPUs to CEMs and ODMs, based on purchase orders they place with NVIDIA. The CEM/ODMs, rather than the OEMs, are our customers. Our rebate programs primarily consist of rebates to OEMs and AIBs. Our rebate programs generally commit a price rebate to the OEMs for the NVIDIA GPUs that are included in the OEMs' computer products that they purchase from the CEM/ODMs.

For the purposes of this discussion, we will focus on rebates to OEMs since the claim rate of rebates that we accrue related to sales to AIBs is approximately 100%, whereas the claim rate of rebates to OEMs is slightly less than 100% and is more variable.

OEM Rebate Process

We accrue a rebate at the time we ship the GPUs to the CEMs/ODMs. The accrued rebate per unit varies based on the GPU product sold and the designation of the end customer (OEM) on the CEM/ODM's purchase order. We assume that 100% of rebates will be ultimately claimed by the OEMs and therefore we do not apply a breakage factor in recording the rebate accrual.

When OEMs submit rebate claims, we compare the information that the OEMs submit with the corresponding information that we had recorded at the time we shipped the GPUs to the CEMs/ODMs. When we have properly matched the rebate claim information submitted by the OEMs to the information in the rebate program, we pay the rebate to the OEMs and reduce the rebate accrual.

On occasion, an OEM will submit a rebate claim for fewer units than the quantity that the CEM/ODM had originally identified in the purchase order they issued to us (that had designated the quantity of products to be manufactured for that OEM). Instead, either a different OEM may submit a rebate claim with the proper supporting information for purchasing either all or some of the remaining units covered by the original CEM/ODM's purchase order to NVIDIA, or no rebate claim is ever submitted for some of the units.

GAAP Accounting Treatment

We account for our rebate programs in accordance with ASC-605-50-25, which states:

ASC-605-50-25

25-4 Certain sales incentives entitle a customer to receive a reduction in the price of a product or service by submitting a form or claim for a refund or rebate of a specified amount of a prior purchase price charged to the customer at the point of sale (for example, mail-in rebates and certain manufacturer coupons). A vendor shall recognize a liability (or deferred revenue) for those sales incentives at the later of (a) and (b) in the preceding paragraph, based on the estimated amount of refunds or rebates that will be claimed by customers. However, if the amount of future rebates or refunds cannot be reasonably and reliably estimated, a liability (or deferred revenue) shall be recognized for the maximum potential amount of the refund or rebate (that is, no reduction for breakage shall be made). The ability to make a reasonable and reliable estimate of the amount of future rebates or refunds depends on many factors and circumstances that will vary from case to case. However, any of the following factors may impair a vendor's ability to make a reasonable and reliable estimate:

a.	Relatively long periods in which a particular rebate or refund may be claimed

b.	The absence of historical experience with similar types of sales incentive programs with similar products or the inability to apply such experience because of changing circumstances

c. The absence of a large volume of relatively homogeneous transactions.

We believe that our accounting for rebates is in accordance with ASC 605-50-25 for the following reasons:

1.
While we have a long history of rebate arrangements with OEMs, we believe we are unable to apply our historical experience to reliably estimate the amount of rebates that will eventually be claimed by individual OEMs. The OEMs are not our direct customers and the quantity and mix of demand they place on CEM/ODMs may shift as we introduce new generations and iterations of products and as we experience changes in new competitor offerings.

2.	We typically find over 95% of the rebates we accrue each year are eventually claimed, which is substantially close to 100%. However, this percentage varies by program and customer.

3.	Total releases of unclaimed rebates in fiscal 2012 and 2013 represented only 0.5% and 0.4% of total revenue.

Rebate Rollforward

While there are a number of uncertainties associated with each individual OEM rebate program, such that it is impractical to estimate breakage at that level, overall we believe that the magnitude of releases of unclaimed rebates for fiscal 2012 and 2013 were not significant and reflect our historical experience.

($'s in millions)	Fiscal 2012	Fiscal 2013
Beginning Balance, Rebate Accrual	$133.5	$103.3
Rebate Accruals	422.1	357.5
Payments	(432.1)	(334)
Releases	(20.2)	(16.1)
Ending Balance, Rebate Accrual	$103.3	$110.7

Revenue	$3,997.9	$4,280.2
Rebate Releases as a % of Revenue	0.5%	0.4%
Rebate Release as a % of Rebate Accruals	4.8%	4.5%

* * * *
In addition, NVIDIA acknowledges:

•	NVIDIA is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	NVIDIA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (408) 486-2000, if you have any questions or would like any additional information regarding this matter.
Sincerely,
NVIDIA Corporation
By: /s/ Karen Burns
Karen Burns
Vice President and Interim Chief Financial Officer

cc: David M. Shannon - Executive Vice President, General Counsel and Secretary
Michael J. Byron - Vice President of Finance and Principal Accounting Officer
Eric C. Jensen - Cooley LLP
Gilbert Simonetti III - PricewaterhouseCoopers LLP
Wayne Hedden - PricewaterhouseCoopers LLP